Ideanomics, Inc.

1441 Broadway, Suite 5116

New York, NY 10018

November 22, 2022

VIA EDGAR SUBMISSION TYPE RW

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn.: Mr. Nicholas Lamparski and Ms. Jennifer López

Re:	Ideanomics, Inc. – Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-260843)

Dear Mr. Lamparski and Ms. López:

Reference is made to the Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission (the “Commission”) by Ideanomics, Inc. (the “Registrant”) on November 5, 2021 (File No. 333-260843) as amended on January 4, 2022 and as further amended on February 1, 2022 together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement effective as of the date of this application.

The Registrant is considering various alternatives to the contemplated transaction and may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement. Accordingly, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Ideanomics, Inc.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact William N. Haddad of Venable LLP at (212) 503-9812 or by email at wnhaddad@venable.com.

Very truly yours,

By:	/s/ Alfred P. Poor
Alfred P. Poor
Chief Executive Officer

cc:	Nicholas Lamparski
Jennifer López
Securities and Exchange Commission

William N. Haddad, Esq.
Venable LLP